                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  FORM 11-K

(Mark One)


             [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



For the fiscal year ended December 31, 1996

                                     OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



Commission file number :  00015580


                      St. Paul Federal Bank For Savings
                       Profit Sharing and Savings Plan
                           6700 West North Avenue
                           Chicago, Illinois 60707
                           -----------------------
                    (Full title and address of the plan)



                           St. Paul Bancorp, Inc.
                           6700 West North Avenue
                           Chicago, Illinois 60707
                           -----------------------
                     (Name and address of issuer of the
                    securities held pursuant to the plan)

                            Information Included



Report of Independent Auditors                                   1

Financial Statements

Statements of Net Assets Available
for Plan Benefits                                                2

Statements of Changes in Net Assets
Available for Benefits                                           3

Notes to Financial Statements                                    4



Supplemental Schedules

Schedule of Assets Held for Investment Purposes                  11

Schedule of Reportable Transactions                              12



Exhibits:

      Exhibit 24 - Consent of Independent Auditors


                            Financial Statements
                         and Supplemental Schedules

                      St. Paul Federal Bank For Savings
                       Profit Sharing and Savings Plan

                    Years ended December 31, 1996, 1995,
                and 1994 with Report of Independent Auditors

                      St. Paul Federal Bank For Savings
                       Profit Sharing and Savings Plan

                          Financial Statements and
                           Supplemental Schedules


                Years ended December 31, 1996, 1995, and 1994




                                  CONTENTS





Report of Independent Auditors......................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits................  2
Statements of Changes in Net Assets Available for Plan Benefits.....  3
Notes to Financial Statements.......................................  4


Supplemental Schedules

Schedule of Assets Held for Investment Purposes..................... 11
Schedule of Reportable Transactions................................. 12


                       [ERNST & YOUNG LLP LETTERHEAD]



                       Report of Independent Auditors



The Trustees
St. Paul Federal Bank For Savings
Profit Sharing and Savings Plan



We have audited the accompanying statements of net assets available for plan benefits of St. Paul Federal Bank For Savings Profit Sharing and Savings
Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.

                                              /s/ Ernst & Young LLP
                                              ---------------------
                                                  Ernst & Young LLP


June 17, 1997

                      St. Paul Federal Bank For Savings
                       Profit Sharing and Savings Plan

            Statements of Net Assets Available for Plan Benefits



                                                    DECEMBER 31
                                                  1996      1995
                                             -------------------------
ASSETS
Investments, at current value:
 Cash and cash equivalents                   $    27,357   $    54,631
 Mutual funds:
   Money market                                3,510,190     3,443,312
   Government bond                             1,674,981     1,791,439
   Equity                                      3,996,423     3,111,388
   Small capitalization equity                 3,612,699     2,785,548
                                             -------------------------
    Total mutual funds                        12,794,293    11,131,687

 Common stock of St. Paul Bancorp, Inc.       17,573,829    15,322,134
                                             -------------------------
Total investments                             30,395,479    26,508,452

Accrued interest and dividends receivable         25,070         9,745
                                             -------------------------
 Total assets                                 30,420,549    26,518,197

LIABILITIES
Accrued expenses                                  13,199        18,137
Due to broker                                     27,276        25,578
                                             -------------------------
 Total liabilities                                40,475        43,715
                                             -------------------------
Net assets available for plan benefits       $30,380,074   $26,474,482
                                             =========================

See accompanying notes.

                      St. Paul Federal Bank For Savings
                       Profit Sharing and Savings Plan

       Statements of Changes in Net Assets Available for Plan Benefits





                                                 YEAR ENDED DECEMBER 31
                                               1996         1995        1994
                                          -------------------------------------
Additions (deductions):
  Income from investments:
    Cash and cash equivalents             $     2,105  $     3,408  $     4,458
    Common stock                              263,805      179,979      174,394
    Mutual funds                              360,019      375,817      310,425
                                          -------------------------------------
                                              625,929      559,204      489,277

  Contributions:
    St. Paul Federal Bank For Savings          31,109       32,028       32,472
    Participants                            1,711,953    1,697,834    1,573,920
                                          -------------------------------------
                                            1,743,062    1,729,862    1,606,392

  Realized and unrealized appreciation
    (depreciation) in fair value
    of investments                          3,468,349    6,419,666   (1,143,126)
  Distributions                            (1,839,949)  (1,760,965)  (1,462,687)
  Administrative expenses                     (91,799)    (102,525)           -
                                          -------------------------------------
Net increase (decrease)                     3,905,592    6,845,242     (510,144)
Net assets available for plan benefits
 at beginning of year                      26,474,482   19,629,240   20,139,384
                                          -------------------------------------
Net assets available for plan benefits
 at end of year                           $30,380,074  $26,474,482  $19,629,240
                                          =====================================

See accompanying notes.

                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS

                              DECEMBER 31, 1996


1. ACCOUNTING POLICIES

Investments are stated at current value. Investments traded on security exchanges are valued at the last reported sales price on the last business day of the calendar year. Mutual funds are valued at their reported net asset value.

The change between current value at the end of the year and current value at the beginning of the year or cost, if the investment was acquired during the year, is reflected as net unrealized appreciation or depreciation in current value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Sales are recorded using the FIFO method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. DESCRIPTION OF PLAN

St. Paul Federal Bank For Savings Profit Sharing and Savings Plan (the Plan) is a defined-contribution profit-sharing plan for eligible employees of St. Paul Federal Bank For Savings (the Bank) and its affiliates. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify as a profit-sharing and savings plan, as described in section 401 of the Internal Revenue Code, as amended by the Tax Reform Act of 1986.

Any employee who has completed one year of service, as defined in the Plan, is eligible to participate. An employee must file a written notice of election with the trustees together with an authorization for the participant deductions. A participant must deposit at least 2% of annual compensation and may deposit up to 15% of their annual compensation. Employees are permitted from time to time to change their level of contributions within this range. The

                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. DESCRIPTION OF PLAN (CONTINUED)

Board of Directors of St. Paul Bancorp, Inc. (the Company), the holding company of the Bank, may authorize the Bank to subsidize the purchase of Company stock by the Plan. Such authorizations are restricted in that they must comply with applicable laws and regulations. In 1997, the Bank discontinued subsidizing the purchase of Company stock by the Plan.

The Plan is comprised of five Investment Funds: the Money Market Fund, the U.S. Government Bond Fund, the Equity Fund, the Small Capitalization Equity Fund, and St. Paul Bancorp, Inc. Common Stock. Participants are periodically permitted to direct the trustees as to respective percentages of participant account balances and contributions to be invested in each Investment Fund.

As provided for in the Plan documents, contributions have been deposited in a trust fund administered by First Trust Illinois, as trustee.

The balance of a participant's account that represents contributions made by the participant is fully vested and can be withdrawn under certain conditions after one year of participation.

Distributions from the Plan may be received upon termination of service in the form of a lump-sum distribution. The Plan also allows for withdrawals under certain hardship circumstances in accordance with the Internal Revenue Code.

The foregoing description of the Plan provides only general information. Further details of the Plan are contained in the Summary Plan Description.

3. INVESTMENTS

The following table summarizes realized and unrealized appreciation (depreciation) in fair value of investments for the years ended December 31:


                                     1996         1995         1994
                                ---------------------------------------
Common stocks                   $  2,310,532  $ 4,745,395  $   (707,423)
Mutual funds                       1,157,817    1,674,271      (435,703)
                                ---------------------------------------
                                $  3,468,349  $ 6,419,666   $(1,143,126)
                                =======================================

                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)

The current value of individual investments that represent 5% or more of the Plan's assets is as follows:


                                                           AT DECEMBER 31
                                                          1996       1995
                                                      ----------------------
St. Paul Bancorp, Inc. common stock                   $17,573,829 $15,322,134
Vanguard Money Market Reserves Prime Portfolio Fund     3,510,190   3,443,312
Federated Income Trust                                  1,674,981   1,791,439
Vanguard Index Trust 500 Portfolio                      3,996,423   3,111,388
Montgomery Funds Small Capitalization Fund              3,612,699   2,785,548



On December 16, 1996, the Company declared a five-for-four stock split to shareholders of record as of December 31, 1996, that was distributed on January 14, 1997. All share references in the accompanying financial statements reflect the five-for-four split.

4. TRANSACTIONS WITH PARTIES IN INTEREST

The following summarizes the account balances and results of transactions of the Plan with the Bank and the Company.


                                                  AS OF OR FOR THE YEAR
                                                    ENDED DECEMBER 31

                                              1996        1995         1994
                                          -------------------------------------
St. Paul Bancorp, Inc. common stock       $17,573,829  $15,322,134  $10,334,992
Dividend income on St. Paul Bancorp, Inc.
 common stock                                 263,805      179,979      174,394
Contributions to the Profit Sharing and
 Savings Plan from the Bank                    31,109       32,028       32,472



Administrative expenses for the years ended December 31, 1996 and 1995, were paid by the Plan. Prior to January 1, 1995, administrative expenses of the Plan were paid by the Bank.

5. INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under section 401 (a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)




6. ALLOCATION OF ASSETS AVAILABLE FOR PLAN BENEFITS

The Plan's net assets are allocated among Investment Funds as follows:

Caption>

                                             ST. PAUL     MONEY          U.S                   SMALL
                                           BANCORP, INC.  MARKET      GOVERNMENT   EQUITY  CAPITALIZATION
                                            STOCK FUND     FUND       BOND FUND     FUND     EQUITY FUND    TOTAL
                                           --------------------------------------------------------------------------
Cash and cash equivalents                  $    25,597  $        1   $    5,566  $   13,204  $   10,263  $    54,631
Mutual funds                                         -   3,443,312    1,791,439   3,111,388   2,785,548   11,131,687
Common stock of St. Paul Bancorp, Inc.      15,322,134           -            -           -           -   15,322,134
Accrued interest and dividends receivable           41           6        9,673           8          17        9,745
Accrued expenses                               (10,416)     (2,347)      (1,255)     (2,154)     (1,965)     (18,137)
Due to broker                                  (25,578)          -            -           -           -      (25,578)
                                           --------------------------------------------------------------------------
Balance at December 31, 1995               $15,311,778  $3,440,972   $1,805,423  $3,122,446  $2,793,863  $26,474,482
                                           ==========================================================================
Cash and cash equivalents                  $    27,357           -            -           -           -  $    27,357
Mutual funds                                         -  $3,510,190   $1,674,981  $3,996,423  $3,612,699   12,794,293
Common stock of St. Paul Bancorp, Inc.      17,573,829           -            -           -           -   17,573,829
Accrued interest and dividends receivable           53      15,340        9,664           7           6       25,070
Accrued expenses                                (4,588)     (3,373)        (463)     (3,814)       (961)     (13,199)
Due to broker                                  (27,276)          -            -           -           -      (27,276)
                                           --------------------------------------------------------------------------
Balance at December 31, 1996               $17,569,375  $3,522,157   $1,684,182  $3,992,616  $3,611,744  $30,380,074
                                           ==========================================================================


                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

                  Notes to Financial Statements (continued)



6. Allocation of Assets Available for Plan Benefits (Continued)

The Plan's transactions are allocated among Investment Funds as follows:


                                         St. Paul        Money          U.S                     Small
                                       Bancorp, Inc.    Market       Goverment     Equity  Capitalization
                                        Stock Fund       Fund        Bond Fund      Fund     Equity Fund      Total
                                       -------------------------------------------------------------------------------
Balance at January 1, 1994              $10,667,437    $2,952,851   $2,247,425   $2,103,324   $2,168,347    $20,139,384

Income from investments                     177,697       115,665      135,295       60,131          489        489,277
Contributions                               705,304       205,476      154,784      261,362      279,466      1,606,392
Realized and unrealized appreciation
 (depreciation) in fair value of
 investments                               (707,423)            -     (171,513)     (37,451)    (226,739)    (1,143,126)
Distributions                              (793,199)     (430,292)    (111,745)     (76,773)     (50,678)    (1,462,687)
Fund transfer                               312,755       111,643     (463,645)      10,819       28,428              -
                                       --------------------------------------------------------------------------------
Balance at December 31, 1994              10,362,571    2,955,343    1,790,601    2,321,412    2,199,313     19,629,240

Income from investments                      181,394      190,695      121,804       64,885          426        559,204
Contributions                                778,685      216,503      194,051      267,818      272,805      1,729,862
Realized and unrealized appreciation
 (depreciation) in fair value of
 investments                                4,745,395           -      136,726      785,314      752,231      6,419,666
Distributions                                (736,924)   (344,434)    (255,708)    (256,481)    (167,418)    (1,760,965)
Administrative expenses                       (56,918)    (13,873)      (7,478)     (12,719)     (11,537)      (102,525)
Funds transfers                                37,575     436,738     (174,573)     (47,783)    (251,957)             -
                                       --------------------------------------------------------------------------------
Balance at December 31, 1995               15,311,778   3,440,972    1,805,423    3,122,446    2,793,863     26,474,482

Income from investments                       264,989     173,962      115,676       71,096          206        625,929
Contributions                                 811,553     206,454      130,193      297,109      297,753      1,743,062
Realized and unrealized appreciation
 (depreciation) in fair value of
 investments                                2,310,532           -      (37,662)     662,083      533,396      3,468,349
Distributions                                (585,169)   (414,295)    (125,617)    (462,087)    (252,781)    (1,839,949)
Administrative expenses                       (48,150)    (13,158)      (5,720)     (14,266)     (10,505)       (91,799)
Fund transfers                               (496,158)    128,222     (198,111)     316,235      249,812              -
                                       --------------------------------------------------------------------------------
Balance at December 31, 1996              $17,569,375  $3,522,157   $1,684,182   $3,992,616   $3,611,744    $30,380,074
                                       ================================================================================


                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)


7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In 1997, the Bank discontinued its contributions to the Plan.

8. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                          DECEMBER 31
                                                       1996         1995
                                                   -------------------------
Net assets available for plan benefits per the
  financial statements                             $30,380,074   $26,474,482
Amounts allocated to withdrawn participants         (1,199,986)     (585,067)
                                                   -------------------------
Net assets available for plan benefits per
  the Form 5500                                    $29,180,088   $25,889,415
                                                   =========================


The following is a reconciliation of benefits paid per the financial statements to the Form 5500:


                                                   YEAR ENDED DECEMBER 31
                                               1996        1995       1994
                                            ----------------------------------
Distributions per the financial statements  $1,839,949  $1,760,965  $1,462,687
Add: Amounts allocated to withdrawn
 participants                                1,199,986     585,067     341,952
Less: Amounts allocated to withdrawn
 participants in prior year                   (585,067)   (341,952)   (113,387)
                                            ----------------------------------
Distributions per the Form 5500             $2,454,868  $2,004,080  $1,691,252
                                            ==================================


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)


9. SUBSEQUENT EVENTS

On January 31, 1997, The Vanguard Group became the trustee and recordkeeper of the Plan. At that time, several of the Plan's investment options changed and new investment options were added to the Plan. Funds invested in the Montgomery Funds Small Capitalization Fund were transferred to the Vanguard Index Trust - Extended Market Portfolio and funds invested in the Federated Income Trust were transferred to the Vanguard Bond Index Fund - Total Bond Market Portfolio. The Vanguard Index Trust 500 Portfolio, Vanguard Money Market Reserves Income Prime Portfolio Fund, and St. Paul Bancorp, Inc.
common stock continued to be investment options to the Plan participants. The Plan added the following investment options: Vanguard Fixed Income Securities Fund - High Yield Corporate Portfolio (a high yield bond fund), Vanguard Wellington Fund (a balanced fund), and Vanguard International Growth Portfolio (an international equity fund).

                            SUPPLEMENTAL SCHEDULES

                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              DECEMBER 31, 1996




IDENTITY OF ISSUE, BORROWER,      DESCRIPTION OF                      CURRENT
LESSOR, OR SIMILAR PARTY          INVESTMENT            COST           VALUE
-------------------------------------------------------------------------------
Cash and cash equivalents:
 First American Government         27,357 units,
  Obligations Fund                 variable rate
                                                      $    27,357  $    27,357
                                                      ------------------------
Total cash and  cash equivalents                      $    27,357  $    27,357


Mutual funds:
 Vanguard Money Market
  Reserves Income Prime
  Portfolio                     3,510,190 shares        3,510,190    3,510,190
 Federated Income Trust           165,023 shares        1,736,692    1,674,981
 Vanguard Index Trust 500
  Portfolio                        57,785 shares        2,707,768    3,996,423
Montgomery Funds Small
  Capitalization Fund             196,342 shares        3,237,758    3,612,699
                                                      ------------------------
Total mutual funds                                     11,192,408   12,794,293


Common stock:
 St. Paul Bancorp, Inc.           747,823 shares        6,839,401   17,573,829
                                                      ------------------------
Total common stock                                      6,839,401   17,573,829
                                                      ------------------------
Total investments                                     $18,059,166  $30,395,479
                                                      ========================


                      ST. PAUL FEDERAL BANK FOR SAVINGS
                       PROFIT SHARING AND SAVINGS PLAN

                     SCHEDULE OF REPORTABLE TRANSACTIONS

                         Year ended December 31, 1996

                                                                                                           Current
                                                                                     Maturity              Value of
                                                                                     Proceeds/             Asset on
                             Description of Asset, Including Interest   Purchase     Selling    Cost of   Transaction    Gain
Identity of Party Involved              Rate and Maturity                Price        Price      Asset       Date       (Loss)
-------------------------------------------------------------------------------------------------------------------------------
Category (iii) - A series of transactions with respect to securities of the same issue which amount in the aggregate to more than 5% of the total Plan assets
-------------------------------------------------------------------------------------------------------------------------------
First Trust Illinois         First American Government Obligations Fund,
                             variable rate:
                                249 purchases                            $3,479,437  $             $3,479,437  $3,479,437  $ -

                                237 sales                                             3,518,546     3,518,546   3,518,546    -


There were no category (i), (ii), or (iv) transactions reportable during the year.




                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                ST. PAUL FEDERAL BANK FOR SAVINGS
                                PROFIT SHARING AND SAVINGS PLAN
                                -------------------------------

Date: June 27, 1997             By:  /s/  Joseph C. Scully
                                     ------------------------------
                                     Joseph C. Scully
                                     Chairman of the Board of
                                     Directors of St. Paul Federal
                                     Bank For Savings and Member of
                                     the Administrative Committee

                                EXHIBIT INDEX




Exhibit
 Number                  Description
-------                  -----------
  24            Consent of Independent Auditors
